Polycom, Inc. 4750 Willow Road Pleasanton, CA 94588	TEL: 925.924.6000 FAX: 925.924.6100

December 21, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Slivka

Re:	Polycom, Inc.

Definitive Schedule 14A

Filed April 25, 2007

File No. 0-27978

Ladies and Gentlemen:

Polycom Inc. (“Polycom” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 30, 2007, relating to the Company’s Schedule 14A (File No. 0-027978) originally filed with the Commission on April 25, 2007 (the “Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement. All page numbers refer to the Proxy Statement unless otherwise specified.

1.	We note your response to comment 6 of our August 21, 2007 letter setting forth your arguments for not disclosing performance targets. However, please explain with more specificity how the disclosure each of the various performance targets would allow your competitors to forecast and extrapolate your business model to future periods and thus harm you competitively.

We respectfully advise the Staff that, as discussed in the Proxy Statement and our response to comment six, the performance targets against which the Company’s executive officers are measured are Company revenue and Company non-GAAP operating income or non-GAAP net income and, in certain cases, divisional revenue and divisional non-GAAP operating income. The disclosure of such annual performance targets, both historical and for the current fiscal year, would give Polycom’s competitors visibility into the Company’s areas of investment and focus and with respect to the Company’s product cycle. As an example, in a given year, the Company may choose to make additional investments in the area of sales and marketing as a strategic decision that is intended to drive market growth rates and market share for Polycom. In this scenario, whether or not achieved, such additional investments would be reflected in the revenue and operating expense plans for the Company on both a corporate and divisional level. Similar arguments could be made for the Company’s decision to make heavier than typical investments in

Securities and Exchange Commission

December 21, 2007

a certain product division for which an executive’s performance target is based on divisional performance. Disclosure of such quantitative performance objectives would give our competitors a significant “heads up” with respect to such enhanced investments and priorities, which would clearly be harmful to Polycom and its future operations and put the Company at a strategic disadvantage vis-à-vis its competitors. The Company would be further harmed by such quantitative disclosures because they would provide our competitors with an opportunity to build their own internal business, financial and operational strategies and plans utilizing this information. The strategic disadvantage vis-à-vis our competitors holds particularly true for Polycom at its current size. As we have disclosed in our public filings, Polycom competes against much larger competitors than itself in certain areas of its business, such as Cisco Systems, Hewlett-Packard and Sony with respect to video communications. Because of these competitors’ larger sizes and vast number of product offerings, they may not be required to disclose similar performance targets, which would provide competitors in our overlapping market space with the same level of detail about their videoconferencing offerings and their quantitative financial objectives with respect to such product offerings. As a “pure play,” Polycom is not similarly situated with these larger companies in terms of its disclosures; accordingly, Polycom would be competitively harmed by having to disclose these performance targets and would not have a parallel opportunity to have access to similar information from such competitors.

Further, Polycom also competes with foreign competitors, such as Tandberg, whose stock does not trade on a United States securities exchange, and Huawei and other smaller market entrants in Asia and other international markets, which are not publicly-traded companies. Therefore, such competitors, for reasons different than those of Polycom’s largest competitors, are also not subject to similar disclosure requirements as Polycom. Again, the disclosure of our quantitative performance targets without parallel disclosure from our competitors would put Polycom at a significant competitive disadvantage.

Access to this type of information by our competitors would allow our competitors to use the information against us, impacting our future plans and growth rates and making our ability to achieve such plans increasingly difficult, which could be materially harmful to Polycom’s future financial performance and which could also result in a material adverse impact on our stock price. None of the foregoing we believe to be in the best interests of Polycom’s stockholders.

Accordingly, for all of the foregoing reasons and for the reasons originally set forth in our response to comment six of the August 21, 2007 letter, Polycom strongly reaffirms its belief that disclosure of its performance targets would result in competitive harm to Polycom and, therefore, may be omitted under Instruction 4 to Item 402(b). We further reaffirm that we will disclose in future filings how difficult it will be for an executive or how likely it will be for the Company to achieve the performance target levels, as applicable.

Securities and Exchange Commission

December 21, 2007

2.	Please confirm whether you will endeavor to comply with the thrust of comment seven of our August 21, 2007 letter in future filings.

We respectfully advise the Staff that in future filings, we will endeavor to comply with the thrust of comment seven of the August 21, 2007 letter from the Commission with respect to the disclosure required under Item 402(b) of Regulation S-K and specifically Item 402(b)(1)(v) of Regulation S-K, in such manner as is consistent with our response to comment seven.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (925) 924-5721. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (925) 924-5702, as well as to Mark A. Bertelsen of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

POLYCOM, INC.

/s/ Sayed M. Darwish
Sayed M. Darwish
Senior Vice President and General Counsel

cc:	Mark A. Bertelsen, Esq.

Wilson Sonsini Goodrich & Rosati